FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File Number: 001-33433

CHINA SUNERGY CO., LTD.

No. 123 Focheng West Road

Jiangning Economic & Technical Development Zone

Nanjing, Jiangsu 211100, People’s Republic of China

(86 25) 5276 6688

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

CHINA SUNERGY CO., LTD.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Sunergy Co., Ltd.

By:	/s/ Allen Ruennsheng Wang
Name:	Allen Ruennsheng Wang
Title:	Chief Executive Officer

Date: March 27, 2008

Exhibit 99.1

For Immediate Release

CHINA SUNERGY ANNOUNCES FINANCIAL RESULTS FOR THE FOURTH QUARTER AND FULL YEAR 2007

Full Year Revenues of US$234.9 million, up 57.1% from 2006; Annual Production of 80.3 MW of Solar Cells Represents a Year-over-Year Increase of 67.6%.

Nanjing, China – March 26th, 2008 – China Sunergy Co., Ltd. (Nasdaq: CSUN), (“China Sunergy” or the “Company”) a specialized solar cell manufacturer based in Nanjing, China, announced today its financial results for the fourth quarter and full year 2007.

Fourth Quarter Financial Results

•

Revenues were US$71.5 million, representing a 1.1% increase compared to the same period last year, and a 46.0% increase compared to the previous quarter; core cell revenue increased 46.1% sequentially from US$46.3 million to US$67.7 million.

•	Gross profit and gross margin were US$4.6 million and 6.4%, respectively compared to US$1.0 million and 2.1% during the third quarter of 2007.

•	Quarterly net loss was US$2.3 million, compared to a net loss of US$4.4 million in the third quarter and a US$10.5 million net profit for the fourth quarter of 2006.

•	GAAP basic and diluted net loss attributable to holders of ordinary shares was US$0.06 per ADS in the fourth quarter compared to a net loss per ADS of US$0.11 in the third quarter 2007.

•	Quarterly production of 22.3 megawatts (“MW”) of solar cells represented a 12.6% increase on a year-over-year basis and a 25.3% increase sequentially.

•	Shipments amounted to approximately 23.2 MW, representing an 8.9% increase year-over-year and a 39.8% increase sequentially.

Full Year Financial Results

•	Revenues were US$234.9 million, a 57.1% increase from US$149.5 million in 2006.

•	Gross profit of US$18.0 million, a decline from US$26.6 million in 2006, and gross margin of 7.7% compared to 17.8% in 2006.

•	Full year net loss was US$4.9 million, compared to net profit of US$11.8 million in 2006, mainly due to lower gross margins in 2007.

•	GAAP basic and diluted net loss attributable to holders of ordinary shares was $0.21 per ADS.

•	Full year production of 80.3 MW of solar cells represented a 67.6% increase compared to 47.9 MW in 2006.

•	Shipments amounted to approximately 74.0 MW, representing a 59.5% increase from 46.4MW in 2006.

Commenting on the quarter, Allen Wang, CEO of China Sunergy remarked:

“During the quarter we began commercial production of our selective emitter cells and increased production levels beyond what we had guided for in November. At the same time we expanded our presence in Europe by signing noteworthy sales agreements and opening an office in Munich. I have been pleased by the response many of our customers have shown towards our high efficiency cells and believe that these products will help drive revenue growth in Europe’s new solar markets.”

Fourth Quarter and Recent Operational Highlights:

•	Commercial mass production of high-efficiency selective emitter cells (“SE”) commenced in mid-November. A total of 2.4 MW was produced with 0.8MW shipped during the fourth quarter.

•

Average SE cell efficiency continued to improve from 16.5% in the third quarter to an average efficiency of 17.3% in the fourth quarter. A maximum conversion efficiency of 18.2% was achieved on pilot runs of selective emitter cells during November 2007.

•	The signing of the following agreements for 2008; a 30MW solar cell agreement with aleo solar, a 25MW sales agreement with Canadian Solar and a 10.2MW agreement with asola.

•	Revenue from overseas grew from 20.3% for the full-year 2006 to 35.7% for the full-year 2007.

•

In the quarter we began developing HP cells, a more efficient version of our current P-type cells. The limited pilot run of 0.3 MW in the fourth quarter achieved an average conversion efficiency rate of over 17%, higher than the 16.1% achieved with P-type cells during the same period.

“During 2008 we will focus on improving margins and profitability by deriving a greater proportion of overall revenues from our high efficiency solar cell products,” continued Mr. Wang. “We remain confident that as we expand production of our SE and HP products, margins can improve further during the coming year. Our confidence in achieving this objective is based on strong indications of customer preference for our high-efficiency cells.”

Key Sales Agreements

During the quarter, the Company recently signed significant sales contracts with:

•	aleo solar AG (“aleo”), a leading German solar module manufacturer, to supply at least 30 MW of high quality silicon solar cells in 2008.

•	Canadian Solar Inc., a leading China-based module manufacturer, for a total volume of 25MW of solar cells for delivery in 2008.

•	asola, a reputable German module manufacturing company to supply a total volume of 10.2MW of solar cells during 2008.

Technological Developments

During the quarter the Company continued to make significant progress with the production of its high efficiency cell technology.

Average selective emitter efficiency continued to improve from 16.5% in the third quarter to 17.3% in the fourth quarter of 2007. A maximum conversion efficiency of 18.2% was achieved on pilot production runs during November 2007.

The Company is now enhancing its current P-type cell production facilities by converting existing lines to high-efficiency P-type (or “HP”) lines. HP cells are a more efficient version of our standard P-type cells and achieve a higher conversion efficiency ratio as a result of an enhanced production process. HP cells of mono-crystalline 125 millimeter achieved an average conversion efficiency rate of over 17% on a 0.3 MW limited pilot run during the fourth quarter, and maximum conversion efficiency of 17.5%.

The development of the Company’s patented N-type cells continues to move along smoothly. During 2008, China Sunergy intends to invest US$8 million in an R&D centre in Shanghai aimed at further developing N-type and other types of high efficiency cells. The center is expected to house 100 research employees. Construction of the center is scheduled to be completed by early 2009.

Fourth Quarter 2007 Financial and Business Review

Revenue, shipment and production

During the fourth quarter of 2007, revenues grew 1.1% on a year-over-year basis, and increased 46.0% compared to the previous quarter to US$71.5 million.

Sales from solar cells, polysilicon, and modules accounted for 94.7%, 1.0% and 4.3%, of total revenue respectively. Shipments, including 0.8MW for module sales, amounted to approximately 23.2 MW, compared to 21.3MW during the fourth quarter of 2006 and 16.6MW during the third quarter of 2007.

Revenue and Shipment Comparison between Q4 and Q3 2007

	Q4		Q3
	Volume*	Value (US$mm)	Volume*	Value (US$mm)
Core cell sales	22.4	67.7	16.2	46.3
Polysilicon sales	0.8	0.7	4.5	1.1
Module sales	0.8	3.1	0.4	1.5

*	All volumes are expressed in MW except for Polysilicon sales expressed in metric tons.

During the fourth quarter the Company increased its quarter-on-quarter sales of core cell products by 46.1% as compared to the previous quarter. The percentage of overall cell sales in overseas markets declined in percentage terms from 47.7% to 40.6% compared to the previous quarter, particularly in Europe where sales declined from 42.7% to 35.0% sequentially even though in absolute terms cell sales to Europe increased from 6.7 MW to 7.6 MW sequentially.

In terms of MW volumes, mono-crystalline 125-millimeter cells accounted for a proportion of overall production and cell sales at 57.1% and 57.5% (in terms of volume) respectively as we increased production and sale of multi-crystalline to cater for the increasing demands of European customers.

Gross profit, gross margin and Average Selling Price (“ASP”)

Gross profit for the quarter was US$4.6 million, which led to a blended gross margin of 6.4%, up from 2.1% in the third quarter, as a result of the gross margin contribution from high efficiency cell products.

Margin Breakdown

	Gross margin
	Q4	Q3
Core cell sales	6.3%	1.5%
Polysilicon sales	12.2%	27.0%
Module sales	7.8%	0.8%

Blended	6.4%	2.1%

The sequential gross margin expansion on core cell sales from 1.5% to 6.3% was mainly attributed to higher ASP as a result of a greater proportion of sales coming from high-efficiency cells.

Blended ASP for the fourth quarter rose from US$2.85 per watt in the previous quarter to US$3.02 per watt due to strong product demand and the strengthening of the Renminbi.

Wafer costs continued to account for a large portion of overall manufacturing costs. In the fourth quarter, wafer costs rose to US$2.54 per watt compared to US$2.45 per watt in the third quarter. Wafer costs per watt as a percentage of total production costs per watt increased from 89.2% in the third quarter to 90.1% in the fourth quarter. Other production costs, which mainly consisted of other raw materials, labor, depreciation and utilities, were US$0.28 per watt and largely the same as the first three quarters of this year.

SG&A and net income

Our SG&A expenses increased from US$4.2 million to US$5.3 million sequentially mainly due to an increase in professional expenses.

Due primarily to higher gross margin, the Company reduced its sequential operating loss to US$1.2 million. This compares to an operating profit of US$11.4 million and an operating loss of US$3.6 million for the fourth quarter 2006 and third quarter of 2007, respectively.

With higher gross margin, the Company reduced its sequential net loss for the quarter to US$2.3 million.

Balance sheet

As of December 31, 2007, the Company had cash and cash equivalents of US$60.5 million. Net operating cash outflow for the fourth quarter was US$5.3 million. In the fourth quarter of 2007 depreciation was US$1.2 million and capital expenditures were US$7.0 million. The capital expenditures were related to prepayments made for equipment relating to the phase III expansion of our SE lines.

Full Year 2007 Financial and Business Review

Revenue, shipment and production

Revenues in 2007 grew 57.1% to US$234.9 million, compared to US$149.5 million in 2006.

Sales from solar cells, polysilicon, modules and OEM business during the year accounted for 87.0%, 9.9%, 2.5% and 0.6% of total revenue respectively. Shipments, including 1.6MW for module sales, amounted to approximately 74.0 MW, compared to 46.4MW during 2006.

Revenue and Shipment Comparison between 2007 and 2006

	Year 2007		Year 2006
	Volume*	Value (US$mm)	Volume*	Value (US$mm)
Core cell sales	70.0	204.3	46.4	147.7
OEM	2.4	1.5	—	—
Polysilicon sales	97.9	23.3	10.9	1.8
Module sales	1.6	5.8	—	—

*	All volumes are expressed in MW except for Polysilicon sales expressed in metric tons.

During 2007 the Company increased its sales of core cell products by 38.3% to US$204.3 million. The percentage of overall cell sales in overseas markets, particularly Europe, increased from 14.5% in 2006 to 38.3% in 2007, primarily driven by an overall strengthening of our European presence during 2007. The overall percentage of sales in the China market for 2007 was 64.3% compared to 79.7% in 2006.

In terms of MW volume, mono-crystalline 125-millimeter cells accounted for 71% and 78% of overall production and sales respectively.

Gross profit, gross margin and ASP

Gross profit for the year was US$18.0 million, a decline from US$26.6 million in 2006, and gross margin of 7.7% compared to 17.8% in 2006.

Margin Breakdown

	Gross margin
	2007	2006
Core cell sales	7.1%	17.2%
OEM	48.6%	—
Polysilicon sales	11.1%	74.2%
Module sales	4.7%	—

Blended	7.7%	17.8%

Blended ASP was US$2.92 per watt during 2007 compared to US$3.22 per watt during 2006.

Wafer costs continued to account for a large portion of overall manufacturing costs. In 2007, wafer costs rose to US$2.43 per watt compared to US$2.42 per watt in 2006. Wafer costs per watt as a percentage of total production costs per watt declined from 91.8% in 2006 to 89.9% in 2007 due to improvements in operational efficiency. Other production costs, which mainly consisted of; other raw materials, labor, depreciation and utilities, were US$0.28 per watt in 2007.

SG&A and net income

Our SG&A expenses were US$15.3 million for 2007, compared to US$10.9 million in 2006 mainly due to the expansion of the business and additional expenses relating to our operation as a public company after our initial public offering in May 2007.

The Company incurred an operating income of US$0.16 million for 2007. This compares to an operating profit of US$15.2 million in 2006. Full year net loss was US$4.9 million, compared to net profit of US$11.8 million in 2006, mainly due to lower gross margins in 2007. GAAP basic and diluted net loss attributable to holders of ordinary shares was US$0.21 per ADS in 2007 compared to a GAAP basic and diluted net loss of US$2.16 per ADS in 2006.

Balance sheet

As of December 31, 2007, the Company had cash and cash equivalents of US$60.5 million. Net operating cash outflow for 2007 was US$62.8 million. In 2007 depreciation was US$4.3 million and capital expenditures were US$16.8 million.

Commenting of the financial results, Kenneth Luk, CFO of China Sunergy, said:

“We intend to ensure that margin improvements translate into profitability during the coming year. Based on the margins we are achieving on our SE and HP type cells I believe that we will be able to achieve a blended gross margin of at least 7.5% during the first quarter of 2008. In addition, a core focus is on implementing strict cost control measures and better cash management to ensure that we are able to maximize internal cashflow and liquidity during 2008 and that at an operational level we should be cashflow positive during the first quarter of 2008.”

Outlook

Given the success of our pilot HP cell production run, the company has decided to convert all of its four existing P-type lines to HP. This conversion will be completed by the end of the first half of 2008. In addition, all four of our new SE lines are expected to be in mass production during the fourth quarter of 2008. In the current pricing environment, we expect to achieve an additional margin improvement over traditional P-type cells of 8-10% on HP cells, and 12% on SE cells.

As a result of the conversion of P-type production lines and a delay in the delivery of equipment required for SE production lines, as well as some impact from the bad weather we experienced during the first quarter, the Company is revising its 2008 production target to 125-145 MW with approximately 65 to 85 MW expected to come from high efficiency cell products (which we define as cells that yield a higher than 17% conversion efficiency rate). This is projected to comprise of approximately 25-35 MW of SE cells and 40 – 50 MW of HP cells.

The Company anticipates its gross margin for first quarter of 2008 to be between 7.5% and 8.5%.

Management Updates

During the quarter, China Sunergy announced that it appointed Mr. Kenneth Luk as its new Chief Financial Officer (“CFO”) as of December 17th. Mr. Luk brings over 25 years experience in finance and accounting to China Sunergy, having previously worked at Motorola Semiconductors for 14 years and most recently for 3 years for Freescale Semiconductor. Mr. Luk began his career with HSBC, where he worked for 7 years as Resident Officer.

Additionally, as of March 24th, 2008 Mr. Guangyou Yin, a Director and Vice President of Operations has resigned to pursue other opportunities. There are no plans to fill the COO role at this time and a search for a new Board member is ongoing.

Quarterly Earnings Conference Call Details

China Sunergy’s management team will host a conference call to discuss results from 4Q 2007 on Wednesday 26 th March at 5:00 am (US Pacific Time)/8:00 am (US Eastern Time)/8:00 pm (Beijing/Hong Kong Time). A live audio webcast of the conference call will be available on China Sunergy’s website at www.chinasunergy.com. To listen to the conference call, please use the dial in numbers below:

Dial-in numbers and pass code:

U.S. callers please dial: +1.866.831.6267

International callers please dial: +1.617.213.8857

Pass code: 73311295

A replay of the call will be available for one week following the call and can be accessed on the Company website or by dialing the numbers below:

U.S callers please dial: +1.888.286.8010

International callers please dial: +1.617.801.6888

Pass code: 80898447

About China Sunergy Co., Ltd.:

China Sunergy Co., Ltd. (NASDAQ: CSUN) (“China Sunergy”) is a leading manufacturer of solar cell products in China as measured by production capacity. China Sunergy manufactures solar cells from silicon wafers utilizing crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect. China Sunergy sells solar cell products to Chinese and overseas module manufacturers and system integrators, who assemble solar cells into solar modules and solar power systems for use in various markets. For more information please visit www.chinasunergy.com.

For further information contact:

Financial Dynamics

Julian Wilson: julian.wilson@fd.com

Phone: + (86) 10-5811-1902

Peter Schmidt: peter.schmidt@fd.com

Phone: + (86) 10-5891-1953

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the company’s ability to raise additional capital to finance the company’s activities; the effectiveness, profitability, and the marketability of its products; the future trading of the common stock of the company; the ability of the company to operate as a public company; the period of time for which its current liquidity will enable the company to fund its operations; the company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the company’s operating results and financial condition; the company’s ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials and other risks detailed in the company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

The following financial information is extracted from the Company’s condensed consolidated financial statements for the respective periods.

China Sunergy Co., Ltd.

Unaudited Condensed Consolidated Income Statement Information

(In US$ ‘000, except share and per share data)

	For the 3 Months Ended
	Dec 31, 2007	Sep 30, 2007	Dec 31, 2006
Net sales	71,497	48,956	70,691
Cost of goods sold	(66,888)	(47,944)	(56,255)

Gross profit	4,609	1,012	14,436
Operating expenses:
Selling expenses	(571)	(432)	(552)
General and administrative expenses	(4,771)	(3,731)	(2,107)
Research and development expenses	(449)	(446)	(345)

Total operating expenses	(5,791)	(4,609)	(3,004)
(Loss)/Income from operations	(1,182)	(3,597)	11,432
Interest expense	(2,027)	(2,047)	(923)
Interest income	456	560	(27)
Other income/(expenses), net	32	524	(2)

(Loss)/Income before income tax	(2,721)	(4,560)	10,480
Income tax benefit	467	133	40

Net (loss)/income	(2,254)	(4,427)	10,520
Dividend on Series A redeemable convertible preferred shares			(13,206)
Dividend on Series B redeemable convertible preferred shares			(28,212)
Dividend on Series C redeemable convertible preferred shares			(7,091)

Net (loss)/income attributable to ordinary shareholders	(2,254)	(4,427)	(37,989)

Net (loss)/income per ADS
Basic	$(0.06)	$(0.11)	$(2.18)
Diluted	$(0.06)	$(0.11)	$(2.18)

Weighted average ADS outstanding
Basic	39,555,463	39,555,463	17,423,333
Diluted	39,555,463	39,555,463	17,423,333

China Sunergy Co., Ltd.

Unaudited Condensed Consolidated Income Statement Information

(In US$ ‘000, except share and per share data)

	For the Year Ended
	December 31
	2007	2006
Net sales	234,908	149,521
Cost of goods sold	(216,881)	(122,889)

Gross profit	18,027	26,632
Operating expenses:
Selling expenses	(1,644)	(1,014)
General and administrative expenses	(13,664)	(9,901)
Research and development expenses	(2,555)	(546)

Total operating expenses	(17,863)	(11,461)
Income from operations	164	15,171
Interest expense	(7,394)	(3,002)
Interest income	1,577	420
Other income/(expenses), net	93	(845)

(Loss)/Income before income tax	(5,560)	11,744
Income tax benefit	705	70

Net (loss)/income	(4,855)	11,814
Dividend on Series A redeemable convertible preferred shares	(155)	(13,377)
Dividend on Series B redeemable convertible preferred shares	(330)	(28,552)
Dividend on Series C redeemable convertible preferred shares	(233)	(7,097)

Net (loss)/income attributable to ordinary shareholders	(5,573)	(37,212)

Net (loss)/income per ADS
Basic	$(0.21)	$(2.16)
Diluted	$(0.21)	$(2.16)

Weighted average ADS outstanding
Basic	30,860,960	17,263,863
Diluted	30,860,960	17,263,863

China Sunergy Co., Ltd

Unaudited Condensed Consolidated Balance Sheet Information

(In US$ ‘000, except share and per share data)

	Dec 31, 2007	Sep 30, 2007	Dec 31, 2006
Assets
Current Assets
Cash and cash equivalents	60,458	76,369	14,750
Restricted cash	23,473	26,837	4,952
Accounts Receivable (net)	26,817	25,961	43,048
Other receivable (net)	16,316	11,453	1,082
Inventories	56,092	58,435	44,331
Advance to suppliers	79,912	79,711	26,281
Amount due from related companies	2,112	2,275	1,977

Total current assets	265,180	281,041	136,421
Property, plant and equipment, net	52,929	45,517	38,730
Land use rights	2,179	2,191	1,026
Deferred tax assets	856	390	150

Total assets	321,144	329,139	176,327

Liabilities and shareholders’ equity
Current liabilities
Short-term bank borrowings	121,841	122,291	69,263
Current portion of long-term borrowings	—	8,674	8,674
Accounts payable	7,157	10,591	11,845
Advance from customers	4,893	1,965	950
Amount due to related companies	8	1,088	4
Deferred other income	815
Accrued expenses and other payables	2,582	2,072	1,526

Total liabilities	137,296	146,681	92,262
Series A redeemable convertible preferred shares:
US$0.0001 par value; nil, nil and 128,473 shares authorized, issued and outstanding as of December 31, 2007, September 30, 2007 and December 31, 2006, respectively.			13,228
Series B redeemable convertible preferred shares:
US$0.0001 par value; nil, nil and 239,051 shares authorized, issued and outstanding as of December 31, 2007, September 30, 2007 and December 31, 2006, respectively.			28,502
Series C redeemable convertible preferred shares:
US$0.0001 par value; nil, nil and 69,010 shares authorized, issued and outstanding as of December 31, 2007, September 30, 2007 and December 31, 2006, respectively.			20,056
Shareholders’ equity
Ordinary shares: US$0.0001 par value; 237,332,777 and 237,332,777 shares issued outstanding as of September 30, 2007 and June 30, 2007, respectively	24	24	10
Additional paid-in capital	178,361	178,218	20,145
Retained earnings	(4,854)	(2,601)	—
Accumulated other comprehensive income	10,317	6,817	2,124

Total shareholders’ equity	183,848	182,458	84,065

Total liabilities and shareholders’ equity	321,144	329,139	176,327